December 22, 2022

Via Edgar

Mr. Charles Eastman

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re:	U Power Limited

Amended Draft Registration Statement on Form F-1

Submitted November 16, 2022

CIK No. 0001939780

Dear Mr. Eastman:

This letter is in response to the letter dated November 30, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to U Power Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comment in this response. A registration statement on Form F-1 (the “DRS”) is being filed to accompany this letter.

Amended Draft Registration Statement on Form F-1 Submitted November 16, 2022

Cover Page

1.	We note your response to comment 4 and reissue in part. Please revise to state that your structure involves unique risks to investors.

Response: We acknowledge Staff’s comment and revised the cover page to disclose that this structure involves unique risks to investors and provide a cross-reference to our detailed discussion of risks facing the Company and the offering as a result of this structure.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC